

August 18, 2010

Donovan Jones
President and Chief Executive Officer
Counterpath Corporation
Suite 300 – 505 Burrand Street, Box 95
Vancouver, British Columbia
Canada V7M 1X3

> **Re:**   **Counterpath Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 13, 2010**
> **File No. 000-50346**

Dear Mr. Jones:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3, page 28

1.   Please include a discussion of the material features of the 2010 Stock Option Plan and provide the information specified in the new plan benefits table. To the extent material, discuss how the 2010 Stock Option Plan differs from the 2004 and 2005 Plans. Disclose whether you presently have any plans to make grants under the plan or whether such grants are determinable. If not, please provide a representation to that effect. Disclose the number of shares of common stock that you will have available for issuance. We note that you will be permitted to issue up to 5,860,000 shares of common stock under the plan, but it is unclear whether any of these shares were previously issued under the 2004 Plan or 2005 Plan. Refer to Item 10 of Schedule 14A. For further guidance, see Interpretations 25-40 of the Compliance and Disclosure Interpretations of the Proxy Rules and Schedule 14A available on our website at http://www.sec.gov/interps/telephone/cftelinterps_proxyrules-sch14a.pdf.

Proposal 4, page 29

2.   We note that your Board of Directors is requesting stockholder approval of an
        increase in the number of shares reserved for issuance under the Deferred Share
        Unit Plan by 500,000 shares. Please disclose the number of shares under the plan
        that are: (i) issued and outstanding; (ii) authorized and reserved for issuance; and
        (iii) authorized but unreserved. Tell us whether you presently have any current
        plans, proposals or arrangements to issue any of the newly available authorized
        shares of common stock under the plan. If you do not, please disclose that you
        have no such plans, proposals, or arrangements, written or otherwise, at this time
        to issue any of the additional authorized shares of common stock. If you do have
        the present intention to make any specific grants, revise your disclosure to
        provide the information required by Items 10(a)(2) of Schedule 14A.

Proposal 5, page 30

3.   Please tell us whether Proposal No. 5 is conditioned upon shareholder approval of
        Proposal No. 4. If so, please revise your disclosure in the proxy statement to
        reflect that Proposal No. 5 is conditioned upon shareholder approval of Proposal
        No. 4, such that Proposal No. 5 will not pass unless Proposal No. 4 does. Please
        also revise the proxy card to clearly indicate that Proposal No. 5 is cross-
        conditioned upon Proposal No. 4, if true.

        As appropriate, please amend your filing and respond to these comments within
10 business days. You should provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Exchange Act and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        ▪   the company is responsible for the adequacy and accuracy of the disclosure in
            the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel